UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) January 28, 2008

INDEPENDENCE HOLDING COMPANY
(Exact name of registrant as specified in its charter)

Delaware	**010306**	**58-1407235**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

96 Cummings Point Road, Stamford, Connecticut	**06902**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(203) 358-8000**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13a-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

On January 28, 2008, Independence Holding Company ("IHC") entered into a Rights Modification Agreement (the "Agreement") with Mr. Scott M. Wood, IHC's Co-Chief Operating Officer and Senior Vice President. The Agreement amends and restates the provisions pertaining to Mr. Wood set forth in Section 2.1(a) of the Stock Purchase Agreement, dated as of January 23, 2006, by and among Mr. Scott M. Wood, Mr. Stephen A. Wood, IAC Holding Corp. and IHC, which was filed as Exhibit 10(i) to IHC's Annual Report on Form 10-K for the year ended December 31, 2005 (the "Stock Purchase Agreement"). Under the terms of the Agreement, until January 31, 2009, upon the request of Mr. Wood, IHC will repurchase from Mr. Wood up to one hundred thousand (100,000) of the shares of IHC's common stock that were issued to Mr. Wood (or his affiliated trust) under the Stock Purchase Agreement, at a price of seventeen dollars ($17.00) per share. The Agreement is effectively an extension of rights Mr. Wood possessed under the Stock Purchase Agreement that were set to expire on January 31, 2008. IHC and Mr. Wood entered into the Agreement *in lieu* of Mr. Wood's exercising such rights. The Agreement was unanimously approved by the independent members of the Board of Directors of IHC.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INDEPENDENCE HOLDING COMPANY

(Registrant)

/s/ *Adam C. Vandervoort*   Date: February 1, 2008
Adam C. Vandervoort
Vice President, General Counsel and Secretary